SEC MAIL PROCESSING SECTION
RECEIVED
FEB 24 2011
WASH, D.C.
211

SECURITIE

11017212

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 44779

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hunter Associates, inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

436 Seventh Avenue, Koppers Building, 5th Floor
(No. and Street)

Pittsburgh (City) Pennsylvania (State) 15219 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Brad J. Marshall 412-765-8927
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lally & Co., LLC
(Name – *if individual, state last, first, middle name*)

5700 Corporate Drive, Suite 800 (Address) Pittsburgh (City) Pennsylvania (State) 15237 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

JP 3/8/2011

OATH OR AFFIRMATION

I, Brad J. Marshall, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hunter Associates, inc., as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Sue A. Haberlein, Notary Public
City of Pittsburgh, Allegheny County
My Commission Expires June 4, 2014
Member, Pennsylvania Association of Notaries

Signature

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent auditors' report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HUNTER ASSOCIATES, INC.
(A Wholly Owned Subsidiary of H.A. Holdings, inc.)
FINANCIAL STATEMENTS
AND
ACCOMPANYING INFORMATION
DECEMBER 31, 2010

CONTENTS

Lally & Co.
CPAs and Business Advisors

Lally & Co., LLC
5700 Corporate Drive, Suite 800
Pittsburgh, Pennsylvania 15237-5851

412.367.8190 office
412.366.3111 fax
www.lallycpas.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Hunter Associates, inc.
Pittsburgh, Pennsylvania

We have audited the accompanying statement of financial condition of **Hunter Associates, inc.** (the "Company"), a wholly owned subsidiary of H.A. Holdings, inc., as of December 31, 2010, and the related statements of operations, changes in subordinated borrowings, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Hunter Associates, inc.** at December 31, 2010, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules on pages 12 through 14 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lally & Co., LLC

February 10, 2011

HUNTER ASSOCIATES, INC.
(A Wholly Owned Subsidiary of H.A. Holdings, inc.)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

ASSETS	
Cash and Cash Equivalents	$ 960,238
Due From Clearing Broker	193,556
Prepaid and Other Assets	151,174
Furniture and Equipment - At Cost, Less Accumulated Depreciation of Approximately $789,800	148,275
Total Assets	$ 1,453,243
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities	
Accounts Payable, Accrued Expenses, and Other Liabilities	$ 361,754
Stockholder's Equity	
Common Stock - Par Value $1 Per Share; 10,000 Shares Authorized; 1,000 Shares Issued and Outstanding	1,000
Additional Paid-In Capital	1,180,882
Accumulated Deficit	(90,393)
Total Stockholder's Equity	1,091,489
Total Liabilities and Stockholder's Equity	$ 1,453,243

The accompanying notes are an integral part of these financial statements.

HUNTER ASSOCIATES, INC.
(A Wholly Owned Subsidiary of H.A. Holdings, inc.)
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2010

REVENUE	
Investment Advisory Fees	$ 2,746,587
Mutual Fund Commissions and Fees	576,894
Commissions and Fees	504,064
Other	234,865
Net Dealer Principal Gains	17,054
Interest and Dividends	18,754
Total Revenue	4,098,218
EXPENSES	
Employee Benefits and Compensation	2,736,638
Management Fees - Related Party	453,115
Other	299,655
Occupancy and Equipment Rentals	239,377
Commissions and Clearing Charges to Other Brokers	168,567
Communications	116,992
Regulatory Fees	52,772
Professional Fees	41,396
Interest	867
Total Expenses	4,109,379
Net Loss	$ (11,161)

The accompanying notes are an integral part of these financial statements.

HUNTER ASSOCIATES, INC.
(A Wholly Owned Subsidiary of H.A. Holdings, inc.)
STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS
YEAR ENDED DECEMBER 31, 2010

Balance - December 31, 2009	$ -
Increases	-
Decreases	-
Balance - December 31, 2010	$ -

The accompanying notes are an integral part of these financial statements.

HUNTER ASSOCIATES, INC.
(A Wholly Owned Subsidiary of H.A. Holdings, inc.)
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2010

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total
Balance - December 31, 2009	$ 1,000	$ 1,020,442	$ (79,232)	$ 942,210
Capital Contributions	-	160,440	-	160,440
Net Loss	-	-	(11,161)	(11,161)
Balance - December 31, 2010	$ 1,000	$ 1,180,882	$ (90,393)	$ 1,091,489

The accompanying notes are an integral part of these financial statements.

HUNTER ASSOCIATES, INC.
(A Wholly Owned Subsidiary of H.A. Holdings, inc.)
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2010

OPERATING ACTIVITIES	
Net Loss	$ (11,161)
Noncash Items Included in Net Income	
Depreciation Expense	34,058
Changes In	
Due From Clearing Broker	(9,697)
Prepaid and Other Assets	(40,329)
Accounts Payable, Accrued Expenses, and Other Liabilities	86,670
Net Cash and Cash Equivalents From Operating Activities	59,541
INVESTING ACTIVITIES	
Furniture and Equipment Acquired	(108,278)
FINANCING ACTIVITIES	
Capital Contributions	160,440
Net Increase in Cash and Cash Equivalents	111,703
Cash and Cash Equivalents - Beginning	848,535
Cash and Cash Equivalents - Ending	$ 960,238
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION	
Cash Paid for Interest	$ 616

The accompanying notes are an integral part of these financial statements.

HUNTER ASSOCIATES, INC.
(A Wholly Owned Subsidiary of H.A. Holdings, inc.)
NOTES TO FINANCIAL STATEMENTS

1 - ORGANIZATION

Hunter Associates, inc. is a wholly owned subsidiary of H.A. Holdings, inc. (the "Parent"). The Company was incorporated in December 1999 and was organized under the laws of the Commonwealth of Pennsylvania.

The Company operates as a securities broker-dealer, registered with the Financial Industry Regulatory Authority ("FINRA") and as an investment advisor registered with the Securities and Exchange Commission ("SEC"). The Company executes principal (proprietary) and agency (customer) securities transactions and provides other investment services.

2 - SIGNIFICANT ACCOUNTING POLICIES

Method of Accounting

The financial statements of Hunter Associates, inc. are presented on the accrual basis of accounting and are prepared in conformity with U.S. generally accepted accounting principles ("GAAP") as promulgated by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

Estimates Used

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Actual results could differ from those estimates.

Securities Transactions

The Company clears securities transactions through Pershing LLC, a member of the New York Stock Exchange, Inc. and NASDAQ, on a fully disclosed basis. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities. As such, the Company operates under the (k)(2)(ii) exemptive provisions of SEC Rule 15c3-3.

Securities transactions, together with the related commission revenues and expenses, are recorded on the settlement date basis, generally the third business day following the trade date.

Cash and Cash Equivalents

The Company maintains balances on deposit with financial institutions and it's clearing broker. Those organizations are located in Pennsylvania (financial institutions) and New Jersey (clearing broker). Certain of the cash accounts maintained at financial institutions are insured by the Federal Deposit Insurance Corporation ("FDIC"). The cash accounts maintained at the clearing broker are insured by the Securities Investor Protection Corporation ("SIPC"). At certain times during the year, the Company's cash balances may exceed the insured limits. The Company has not experienced any losses associated with these accounts.

For purposes of the statement of cash flows, the Company includes amounts on deposit with banks and amounts invested in money market instruments with other financial institutions as cash and cash equivalents.

2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Investments Owned

At times during the year, investments owned are held in accounts with the Company's clearing broker. The securities accounts at the clearing broker are insured by the SIPC up to $500,000.

Investments in securities and securities sold short (if any) traded on a national securities exchange or listed on NASDAQ are valued at the last reported sales price on the primary securities exchange on which securities have traded on the last business day of the year. Investments for which there is a limited market are valued at management's estimate of market value. The resulting difference between cost and market is included in income.

Purchases and sales of securities are recorded on a settlement date basis. Realized gains and losses on security transactions are based on the specific-identification method. Dividends and dividends on securities sold short are recorded when received. Interest on fixed income securities owned is accrued as earned.

Furniture, Equipment, and Leasehold Improvements

Furniture, equipment, and leasehold improvements are recorded at cost. Depreciation is provided on straight-line and accelerated methods using estimated useful lives ranging from five to thirty-one years. Depreciation expense for the year ended December 31, 2010, amounted to approximately $34,100.

Investment Advisory Fees

Investment advisory fees charged to customers are billed quarterly but are recognized on a pro rata basis over the quarter as earned.

Income Taxes

The Company has elected treatment as a qualified subchapter S subsidiary (QSub) for federal and state income taxation purposes. As a QSub, the Company's operating results are combined with its Parent's (an S corporation) income tax returns. This election relieves the Company of most federal and state income tax liability, with its income being taxable directly to its Parent's stockholders.

The Company follows the guidance of the FASB ASC Topic, *Income Taxes*. No amounts have been recognized within the financial statements for taxes, interest, or penalties relating to uncertain tax positions. In addition, the Company does not anticipate any changes to their tax positions within the next twelve months. In general, the prior three years' tax returns filed with various taxing agencies are open to examination.

Advertising Costs

Advertising costs are charged to operations when the advertisement takes place. Advertising expense was approximately $12,200 in 2010 and is included in the accompanying statement of operations under the caption "Other" expenses.

2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Subsequent Events Evaluation

The accompanying financial statements include an evaluation of events or transactions that have occurred after December 31, 2010 and through February 10, 2011, the date the financial statements were issued.

3 - DUE FROM CLEARING BROKER

Amounts receivable from the Company's clearing broker at December 31, 2010 consisted approximately of the following:

Deposits With Clearing Broker	$ 100,000
Receivable From Clearing Broker	93,600
	$ 193,600

The Company clears its proprietary transactions and customer transactions on a fully disclosed basis through Pershing LLC. The receivable from clearing broker indicated above represents the net amount due from Pershing LLC.

4 - RELATED PARTY TRANSACTIONS

The Company has an agreement with its Parent through which the Parent provides various management and advisory services to the Company. The agreement calls for annual renewal until terminated by either party. Under the terms of the agreement, the Company incurred and paid management fees expense of approximately $453,100 for the year ended December 31, 2010.

5 - RETIREMENT PLAN

The Company sponsors a 401(k) profit sharing plan (the "Plan") that covers all employees that meet the eligibility requirements, as defined. The Plan allows employee salary deferrals up to amounts allowed under tax laws and regulations. The Plan also provides for employer matching contributions. Employer retirement contributions are accrued and funded on a current basis. Retirement plan expense under the Plan amounted to approximately $68,500 for the year ended December 31, 2010.

6 - COMMITMENTS AND CONTINGENCIES

The Company leases office space and equipment under several short-term and long-term operating lease agreements that expire in various years through December 2012. The Company's office lease agreement calls for a base rent plus a proportionate share of the property's taxes and operating costs. The agreement also contains provisions for renewal of the lease for one additional five-year period at rental rates based upon prevailing market rates at the time of renewal. For the year ended December 31, 2010, rent expense under the leases was approximately $205,300.

6 - COMMITMENTS AND CONTINGENCIES (CONTINUED)

Approximate future minimum lease obligations under non-cancelable operating leases having remaining lease terms in excess of one year for each of the next two (2) years and in total are:

Year Ending December 31,	
2011	$ 14,200
2012	12,000
	$ 26,200

7 - NET CAPITAL REQUIREMENTS

The Company, as a registered broker-dealer in securities, is subject to the net capital rule adopted by the Securities and Exchange Commission and administered by the Financial Industry Regulatory Authority. This rule requires that the Company's "aggregate indebtedness" not exceed fifteen times its "net capital," as defined. The Financial Industry Regulatory Authority may require a broker-dealer to reduce its business activity if the capital ratio should exceed 12 to 1 and may prohibit a broker-dealer from expanding business if the ratio exceeds 10 to 1. At December 31, 2010, the Company's net capital under the uniform net capital rule was approximately $775,200 which exceeded the minimum capital requirements by approximately $525,200. The Company's ratio of aggregate indebtedness to net capital at December 31, 2010, was .47 to 1.

8 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET CREDIT RISK AND CONCENTRATIONS OF CREDIT RISK

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes (through its clearing broker) customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet credit risk in the event the margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customers' activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily, and pursuant to such guidelines, require the customer to deposit additional collateral or to reduce positions when necessary. At December 31, 2010, the contractual amount of unsettled customer purchases and sales were approximately $868,800 and $614,200, respectively. All unsettled trades were closed subsequent to December 31, 2010, with no loss to the Company.

8 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET CREDIT RISK AND CONCENTRATIONS OF CREDIT RISK (CONTINUED)

The Company's principal (proprietary) securities transactions are recorded on a settlement date basis. At December 31, 2010, the amount of unsettled principal purchases was approximately $160,000. There were no unsettled principal sales as of December 31, 2010. All unsettled trades were closed subsequent to December 31, 2010, with no loss to the Company.

The Company's customers are located primarily in Pennsylvania; accordingly, they are subject to the economic environment of this geographic area. Securities owned by the Company are primarily publicly traded corporate stocks. No off-balance-sheet credit risk exists with respect to these securities, and collateral is not obtained.

SUPPLEMENTARY INFORMATION

HUNTER ASSOCIATES, INC.
(A Wholly Owned Subsidiary of H.A. Holdings, inc.)
COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1
DECEMBER 31, 2010

NET CAPITAL		
Stockholder's Equity		$ 1,091,489
Deductions		
Nonallowable Assets:		
Other Assets	$ 151,581	
Furniture and Equipment, Net	148,275	
Haircuts on Securities Owned	16,428	316,284
Net Capital		$ 775,205
AGGREGATE INDEBTEDNESS		
Accounts Payable, Accrued Expenses, and Other Liabilities		$ 361,754
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Net Capital Requirement (Greater of 6-⅔% of Aggregate Indebtedness or $250,000)		$ 250,000
Net Capital in Excess of Amount Required		525,205
Net Capital		$ 775,205
Ratio of Aggregate Indebtedness to Net Capital		.47 to 1

See independent auditors' report.

HUNTER ASSOCIATES, INC.
(A Wholly Owned Subsidiary of H.A. Holdings, inc.)
RECONCILIATION OF REPORTED NET CAPITAL UNDER SEC RULE 15c3-1
DECEMBER 31, 2010

RECONCILIATION WITH COMPANY'S COMPUTATION
(Included in Part II of Form X-17A-5 as of December 31, 2010)

Net Capital, as Reported in Company's Part II (Unaudited) Focus Report, as Originally Filed	$ 775,205
Difference	-
Net Capital, as Reported in the Audited Financial Statements	$ 775,205

See independent auditors' report.

HUNTER ASSOCIATES, INC.
(A Wholly Owned Subsidiary of H.A. Holdings, inc.)
STATEMENT OF EXEMPTION FROM RESERVE REQUIREMENT COMPUTATION UNDER SEC RULE 15c3-3
DECEMBER 31, 2010

Hunter Associates, inc. claims exemption based on Regulation 240.15c3-3 under (k)(2)(ii). As an introducing broker or dealer who clears all transactions with and for customers on a fully disclosed basis with a clearing broker (Pershing: SEC#8-17574) or other distributions. Hunter Associates, inc. promptly transmits all customer funds and securities to the clearing broker or other distributors, who carry all of the accounts of such customers and maintain and preserve such books and records pertaining thereto pursuant to the requirements of Rule 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or other distributors.

See independent auditors' report.

OTHER INFORMATION

Lally&Co.
CPAs and Business Advisors

Lally & Co., LLC
5700 Corporate Drive, Suite 800
Pittsburgh, Pennsylvania 15237-5851

412.367.8190 office
412.366.3111 fax
www.lallycpas.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Board of Directors
Hunter Associates, inc.
Pittsburgh, Pennsylvania

In planning and performing our audit of the financial statements of **Hunter Associates, inc.** (the "Company"), a wholly owned subsidiary of H.A. Holdings, inc. for the year ended December 31, 2010, in accordance with U.S. generally accepted auditing standards, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that the assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in the internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of control deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance. A *material weakness* is a deficiency, or combination of deficiencies, in internal control such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and the related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, SEC, Financial Industry Regulatory Authority ("FINRA") and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Vining & Co., LLC

February 10, 2011

Lally & Co.
CPAs and Business Advisors

Lally & Co., LLC
5700 Corporate Drive, Suite 800
Pittsburgh, Pennsylvania 15237-5851

412.367.8190 *office*
412.366.3111 *fax*
www.lallycpas.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors
Hunter Associates, inc.
Pittsburgh, Pennsylvania

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying schedule of assessment and payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2010, which were agreed to by **Hunter Associates, inc.** (the "Company"), a wholly owned subsidiary of H.A. Holdings, inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. ("FINRA"), SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records (vendor disbursement records) entries noting no differences;

2. Compared the amounts reported on the audited Form X-17a-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers (SIPC assessment analysis, 2010 interim financial statements, and Company general ledger account analyses) noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers (SIPC assessment analysis, 2010 interim financial statements, and Company general ledger account analyses) supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

February 10, 2011

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended December 31, 2010

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

044779 FINRA DEC
HUNTER ASSOCIATES INC 14*14
436 7TH AVE 5TH FL
PITTSBURGH PA 15219-1826

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Brad J. Marshall

2. A. General Assessment (item 2e from page 2)		$ 8,462
B. Less payment made with SIPC-6 filed (exclude interest) June 28, 2010 (Date Paid)		(4,181)
C. Less prior overpayment applied		(-)
D. Assessment balance due or (overpayment)		4,281
E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum		-
F. Total assessment balance and interest due (or overpayment carried forward)		$ 4,281
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 4,281	
H. Overpayment carried forward	$(-)	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Hunter Associates, inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Chief Financial Officer
(Title)

Dated the 2 day of February, 2011.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning January 1, 2010 and ending December 31, 2010
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 4,098,218
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	-
(2) Net loss from principal transactions in securities in trading accounts.	-
(3) Net loss from principal transactions in commodities in trading accounts.	-
(4) Interest and dividend expense deducted in determining item 2a.	-
(5) Net loss from management of or participation in the underwriting or distribution of securities.	-
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	-
(7) Net loss from securities in investment accounts.	-
Total additions	-
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	608,142
(2) Revenues from commodity transactions.	-
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	104,518
(4) Reimbursements for postage in connection with proxy solicitation.	-
(5) Net gain from securities in investment accounts.	-
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	-
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	-
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	-
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 867	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ -	
Enter the greater of line (i) or (ii)	867
Total deductions	713,527
2d. SIPC Net Operating Revenues	$ 3,384,691
2e. General Assessment @ .0025	$ 8,462
	(to page 1, line 2.A.)

HUNTER ASSOCIATES, INC.
(A Wholly Owned Subsidiary of H.A. Holdings, inc.)

FINANCIAL STATEMENTS
AND
ACCOMPANYING INFORMATION

DECEMBER 31, 2010

Lally & Co.

CPAs and Business Advisors